Exhibit 99.2

FINANCIAL ENGINES, INC.

NOTICE OF RSU INDUCEMENT AWARD

You have been granted the following Restricted Stock Units (“RSUs”) representing Common Stock of FINANCIAL ENGINES, INC. (the “Company”). These RSUs are not being granted under the Company’s Amended and Restated 2009 Stock Incentive Plan (the “Plan”). These RSUs are instead an inducement grant made pursuant to Section 5635(c)(4) of The NASDAQ Stock Market Rules.

Name of Participant:	John Bunch

Total Number of RSUs Granted:	61,001

Date of Grant:	February 26, 2016

Vesting Commencement Date:	February 1, 2016

Vesting Schedule:	1/4th of the RSUs subject to this Award vest when you complete each twelve (12)-month period of continuous Service as an Employee or a Consultant from the Vesting Commencement Date. Full or partial accelerated vesting may apply in some cases, as described in the RSU Agreement.

By your acceptance of this Notice of RSU Inducement Award (the “Notice”), you agree that these RSUs are granted under and governed by the term and conditions of this Notice and the RSU Agreement for Inducement Award (the “Agreement”), which is attached to and made a part of this document. In addition, you agree that all capitalized terms not defined herein shall have the meanings ascribed to such terms in the Plan, and the RSUs shall be administered according to all Plan terms and conditions that apply to stock units granted under the Plan. Accordingly, the Plan is also attached hereto and incorporated by reference as applicable, despite the fact that the RSUs are not granted under the Plan

By accepting this notice and agreement you further agree that the Company may deliver by e-mail all documents relating to this Award (including without limitation, prospectuses required by the Securities and Exchange Commission) and all other documents that the Company is required to deliver to its security holders (including without limitation, annual reports and proxy statements). You also agree that the Company may deliver these documents by posting them on a website maintained by the Company or by a third party under contract with the Company. If the Company posts these documents on a website, it will notify you by e-mail.

FINANCIAL ENGINES, INC.

NOTICE OF RSU INDUCEMENT AWARD

FINANCIAL ENGINES, INC.

By:	/s/ RAYMOND J SIMS
Title:	E.V.P. and Chief Financial Officer

/s/ John Bunch
By:	John Bunch	Date: 3-17-16
Title: EVP, Financial Engines

FINANCIAL ENGINES, INC.

NOTICE OF RSU INDUCEMENT AWARD

FINANCIAL ENGINES, INC.

RSU AGREEMENT FOR INDUCEMENT AWARD

Payment for RSUs	No cash payment is required for the RSUs you receive. You are receiving the RSUs in consideration for Services rendered by you.

Vesting	The RSUs that you are receiving will vest in installments, as shown in the Notice of RSU Inducement Award (the “Notice”). No additional RSUs vest after your Service as an Employee or a Consultant has terminated for any reason, except as provided in the “Forfeitures” section of this Agreement.

Forfeiture	If your Service terminates for any reason, then your Award expires immediately as to the number of RSUs that have not vested before the termination date and do not vest as a result of termination. This means that the unvested RSUs will immediately be cancelled.

Notwithstanding the foregoing, if your Service as an Employee or Consultant terminates as a result of (i) death or (ii) Total and Permanent Disability, at any time within twelve (12) months after a Change in Control (as defined in the Plan), then the vesting of the RSUs shall accelerate with respect to that number of Shares for which this Award would have vested during the twelve (12) months following the termination of Service. The remaining RSUs will immediately be cancelled.

Furthermore, notwithstanding the foregoing, if your Service as an Employee or Consultant is terminated by the Company without Cause (as defined in the Employment Agreement between John Bunch and The Mutual Fund Store, LLC dated November 4, 2015 and effective February 1, 2016 (the “Employment Agreement”)) or by you for Good Reason (as defined in the Employment Agreement) and no Change of Control (as defined in the Employment Agreement) has occurred within the prior twelve (12) months, then, as to the number of RSUs that have not vested before the termination date and do not vest as a result of termination, your Award expires on the date that occurs two months and one day following the termination date. This means that all unvested RSUs will remain outstanding for two months following the termination date and, unless the RSUs become vested pursuant to the following sentence during that two-month period, will be cancelled immediately after such two-month period expires.

Finally, notwithstanding the foregoing, if your Service as an Employee or Consultant is (a) terminated by the Company (or its applicable subsidiary) without Cause (as defined in the Employment Agreement) or resigned by you for Good Reason (as defined in the Employment Agreement) and (b) such termination is effective at any time within twelve (12) months after a Change of Control (as defined in the Employment Agreement), or on or within two (2) months before a Change of Control, the vesting of the RSUs shall be fully accelerated, subject to (x) your timely execution and non-revocation of a release of all claims in a form acceptable to the Company and (y) your adherence to the restrictive covenants in the Employment Agreement and any other agreement with the Company during your period of Service as an Employee and through the end of the Payment Period (as defined in the Employment Agreement).

You receive no payment for RSUs that are forfeited.

FINANCIAL ENGINES, INC.

RSU AGREEMENT FOR INDUCEMENT AWARD

The Company determines when your Service terminates for all purposes relevant to the Award and its determinations are conclusive and binding on all persons.

Leaves of Absence	For purposes of this Award, your Service does not terminate when you go on a military leave, a sick leave or another bona fide leave of absence, if the leave of absence was approved by the Company in writing and if continued crediting of Service is required by the terms of the leave or by applicable law. But your Service terminates when the approved leave ends, unless you immediately return to active work.

Nature of RSUs	Your RSUs are mere bookkeeping entries. They represent only the Company’s unfunded and unsecured promise to issue Shares on a future date. As a holder of RSUs, you have no rights other than the rights of a general creditor of the Company. The Committee in its sole discretion may substitute a cash payment in lieu of Shares, such cash payment to be equal to the Fair Market Value of the Shares on the date that such Shares would have otherwise been issued to you.

No Voting Rights or Dividends	Your RSUs carry neither voting rights nor rights to dividends. You, or your estate or heirs, have no rights as a stockholder of the Company unless and until your RSUs are settled by issuing Shares. No adjustments will be made for dividends or other rights if the applicable record date occurs before your Shares are issued, except for adjustments consistent with the relevant provisions in the Plan.

Acceptance of Award	This Award Agreement is one of the documents governing this RSU Award, which you may accept or reject online through the third party maintaining the Company’s stock award website. If you have not rejected this Award by the time of the first vesting event, you will be deemed to have accepted this Award, and the Shares vested pursuant to the Award will be issued and taxed accordingly.

RSUs Nontransferable	You may not sell, transfer, assign, pledge or otherwise dispose of any RSUs. For instance, you may not use your RSUs as security for a loan. If you attempt to do any of these things, your RSUs will immediately become invalid.

Settlement of RSUs	Each of your vested RSUs will be settled when it vests.

At the time of settlement, you will receive one Share for each vested RSU; provided, however, that no fractional Shares will be issued or delivered pursuant to this Agreement, and the Committee will determine whether cash will be paid in lieu of any fractional Share or whether such fractional Share and any rights thereto will be canceled, terminated or otherwise eliminated. In addition, the Shares are issued to you subject to the condition that the issuance of the Shares not violate any law or regulation.

In the event of death, the vested portion of the Award shall be delivered to the executor or administrator of your estate or, if none, by the person(s) entitled to receive the vested Award under your will or the laws of descent or distribution.

In no event will the RSUs be settled later than 2-1/2 months after the end of the calendar year in which the RSUs become vested (or if later, 2-1/2 months after the end of the taxable year of the Company in which the RSUs become vested).

FINANCIAL ENGINES, INC.

RSU AGREEMENT FOR INDUCEMENT AWARD

Withholding Taxes and Stock Withholding	Regardless of any action the Company takes with respect to any or all income tax, social insurance, payroll tax or other tax-related withholding (the “Tax-Related Items”), you acknowledge that the ultimate liability for all Tax-Related Items legally due by you is and remains your responsibility and that the Company (1) makes no representations or undertakings regarding the treatment of any Tax-Related Items in connection with any aspect of this Award, including the grant and vesting of the Award, the issuance of Shares upon settlement of the Award, the subsequent sale of Shares acquired pursuant to the Award and the receipt of any dividends or other distributions, if any; and (2) does not commit to structure the terms of the grant or any aspect of the Award to reduce or eliminate your liability for Tax-Related Items.

No Shares will be distributed to you unless you have made arrangements acceptable to the Company to pay withholding taxes that may be due as a result of this Award or the settlement of the RSUs. These arrangements, at the sole discretion of the Company, may include (a) having the Company withhold taxes from the proceeds of the sale of the Shares, either through a voluntary sale or through a mandatory sale arranged by the Company (on your behalf pursuant to this authorization), (b) having the Company withhold Shares that otherwise would be distributed to you when the RSUs are settled having a Fair Market Value equal to the amount necessary to satisfy the minimum statutory withholding amount, or (c) any other arrangement approved by the Company. The Fair Market Value of any Shares withheld, determined as of the date when taxes otherwise would have been withheld in cash, will be applied as a credit against the withholding taxes. You also authorize the Company, or your actual employer, to satisfy all withholding obligations of the Company or your actual employer with respect to this Award from your wages or other cash compensation payable to you by the Company or your actual employer.

Restrictions on Resale	You agree not to sell any Shares at a time when applicable laws, Company policies or an agreement between the Company and its underwriters prohibit a sale. This restriction will apply as long as your Service continues and for such period of time after the termination of your Service as the Company may specify.

No Retention Rights	Neither your Award nor this Agreement gives you the right to be employed or retained by the Company or a subsidiary of the Company in any capacity. The Company and its subsidiaries reserve the right to terminate your Service at any time, with or without cause.

Adjustments	In the event of a stock split, a stock dividend or a similar change in Company Shares, the number of RSUs covered by this Award shall be adjusted pursuant to the Plan.

Successors and Assigns	Except as otherwise provided in the Plan or this Agreement, every term of this Agreement shall be binding upon and inure to the benefit of the parties hereto and their respective heirs, legatees, legal representatives, successors, transferees and assigns.

Notice	Any notice required or permitted under this Agreement shall be given in writing and shall be deemed effectively given upon the earliest of personal delivery, receipt or the third full day following mailing with postage and fees prepaid, addressed to the other party hereto at the address last known in the Company’s records or at such other address as such party may designate by ten (10) days’ advance written notice to the other party hereto.

FINANCIAL ENGINES, INC.

RSU AGREEMENT FOR INDUCEMENT AWARD

Applicable Law	This Agreement will be interpreted and enforced under the laws of the State of Delaware (without regard to their choice-of-law provisions). For purposes of litigating any dispute that arises directly or indirectly from the relationship of the parties evidenced by this grant or this Agreement, the parties hereby submit to and consent to the exclusive jurisdiction of the State of California and agree that such litigation shall be conducted only in the courts of the County of Santa Clara, California, or the federal courts for United States for the Northern District of California, and no other courts, where this grant is made and/or to be performed.

Section 409A	To the fullest extent applicable, benefits payable under this Agreement are intended to be exempt from the definition of “nonqualified deferred compensation” under Section 409A of the Code. To the extent that any such benefit is or becomes subject to Section 409A due to a failure to qualify for an exemption from the definition of nonqualified deferred compensation, this Agreement is intended to comply with the applicable requirements of Section 409A with respect to such benefits. This Agreement shall be interpreted and administered to the extent possible in a manner consistent with the foregoing statement of intent, and any ambiguity as to its compliance with Section 409A will be read in such a manner so that all benefits hereunder comply with Section 409A of the Code.

The Plan and Other Agreements	The text of the Plan relevant to stock unit grants is incorporated in this Agreement by reference. All capitalized terms in this Agreement shall have the meanings assigned to them in the Plan. This Agreement and and, to the extent incorporated by reference, the Plan constitute the entire understanding between you and the Company regarding this Award. Any prior agreements, commitments or negotiations concerning this Award are superseded. This Agreement may be amended by the Committee without your consent; however, if any such amendment would materially impair your rights or obligations under the Agreement, this Agreement may be amended only by another written agreement, signed by you and the Company.

BY ACCEPTING THIS AGREEMENT,

YOU AGREE TO ALL OF THE TERMS AND CONDITIONS

DESCRIBED ABOVE.

FINANCIAL ENGINES, INC.

RSU AGREEMENT FOR INDUCEMENT AWARD